                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                                  ALRENCO, INC.
                                  -------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   00002109K1
                                 --------------
                                 (CUSIP Number)

                                  K. David Belt
                                    RTO, Inc.
                            714 East Kimbrough Street
                              Mesquite, Texas 75149
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               John D. Capers, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                February 26, 1998
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box: [ ]

           Note: Six copies of this Statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)

                                Page 1 of 5 Pages

--------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                          FORMS                                 7060
--------------------------------------------------------------------------------
CUSIP No. 00002109K1                   13D                     PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
                 RTO, Inc.

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                          -0-

        SHARES        ----------------------------------------------------------
                           8     SHARED VOTING POWER                        -0-
     BENEFICIALLY
                      ----------------------------------------------------------
       OWNED BY            9     SOLE DISPOSITIVE POWER                     -0-

         EACH
                      ----------------------------------------------------------
       REPORTING          10     SHARED DISPOSITIVE POWER                   -0-

      PERSON WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 3.        Source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

         No funds were required as no transfer of shares of Common Stock took place. The Stock Option Agreement, dated as of September 28, 1997, by and between Alrenco and RTO (the "Alrenco Option Agreement"), by which Alrenco granted RTO an irrevocable option to purchase up to 600,000 shares of Alrenco Common Stock (the "Alrenco Option"), expired pursuant to its terms and the terms of the Merger Agreement. RTO did not exercise any portion of the Alrenco Option before its expiration.


Item 4.                      Purpose of Transaction.

         Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

         The Alrenco Option was granted as a condition to the execution of the Merger Agreement, pursuant to which RTO merged with and into Alrenco (the "Merger"). Upon the effectiveness of the Merger, the Alrenco Option expired.


Item 5.               Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

         As of the date on which this statement is executed, RTO no longer has the right to acquire beneficial ownership of any shares of Alrenco Common Stock. Upon effectiveness of the Merger, the Alrenco Option expired and the separate corporate existence of RTO ceased.




                                Page 3 of 5 Pages

Item 6.     Contracts, Arrangements, Understandings or Relationships
                    with Respect to Securities of the Issuer.

         Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

         The Alrenco Option Agreement described in response to Item 3 (which response is specifically incorporated by reference herein), expired and is no longer a valid contract, arrangement, understanding or relationship between RTO and any other person with respect to any securities of Alrenco.


Item 7.                 Material to be filed as Exhibits.

         None.




                                Page 4 of 5 Pages

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 1998.



                                    RTO, INC.


                                    By: /s/ K. DAVID BELT
                                        -------------------------------
                                        Name:   K. David Belt
                                        Title:  Chief Financial Officer



                                Page 5 of 5 Pages